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VIA EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Catherine De Lorenzo and Pam Howell

Re:	Black Spade Acquisition III Co
Registration Statement on Form S-1
Filed September 30, 2025
File No. 333-290602

Dear Sir or Madam:

On behalf of our client, Black Spade Acquisition III Co, a blank check company incorporated under the laws of the Cayman Islands as an exempted company with limited liability (the “Company”), we hereby transmit the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated December 2, 2025 (the “Comment Letter”) with respect to the Registration Statement on Form S-1 filed with the Commission on September 30, 2025 (the “ Registration Statement”). Concurrently with the filing of this letter, the Company has filed Amendment No. 1 to the Registration Statement on Form S-1 (“Amendment No. 1”) through EDGAR.

The Staff’s comments are repeated below in italic and are followed by the Company’s responses. We have included page references to Amendment No. 1 where a response refers to the revised disclosure therein. Capitalized terms used but not otherwise defined herein have the meanings set forth in Amendment No. 1.

December 4, 2025 Page 2

Registration Statement on Form S-1

Cover Page

1.	Please state the amount of the compensation received or to be received by the SPAC sponsor, its affiliates, and promoters, the amount of securities issued or to be issued by the SPAC to the SPAC sponsor, its affiliates, and promoters and the price paid or to be paid for such securities. This would include, for example, the $20,000 monthly payment for office space, administrative and support services, the repayment of loans and the payment of consulting, success or finder fees, as referenced in the table on page 6. Provide a cross-reference, highlighted by prominent type or in another manner, to the locations of related disclosures in the prospectus. See Item 1602(a)(3) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page of Amendment No. 1.

Summary, page 1

2.	Please revise to disclose any actual or potential material conflict of interest between the SPAC sponsor, its affiliates, or promoters; and purchasers in the offering, including those that may arise in determining whether to pursue a de-SPAC transaction, as required by Item 1602(b)(7) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 14, 41 and 42 of Amendment No. 1.

Risks, page 41

3.	Please revise to clearly disclose the risks that being based in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: The Company respectfully submits that the Registration Statement included disclosure of the risks that being based in China poses to investors, and such disclosure is contained on pages 90 to 107 of Amendment No. 1. In addition, in response to the Staff’s comment, the Company has revised the disclosure on pages 15, 44 and 90 of Amendment No. 1.

Proposed Business, page 123

4.	We note your disclosure on page 107 regarding the enforcement risks related to civil liabilities due to your sponsor and some of your officers and directors being located in China and Hong Kong. Please identify each officer and director located in China or Hong Kong and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 99 and 109 of Amendment No. 1.

If you have any questions regarding the Registration Statement, please contact Sharon Lau (sharon.lau@lw.com or +65 6437 5464) or Stacey Wong (stacey.wong@lw.com or +65 6437 5450) of Latham & Watkins LLP.

December 4, 2025 Page 3

Thank you for your time and attention.

Very truly yours,

/s/ Sharon Lau
Sharon Lau
of LATHAM &WATKINS LLP

Enclosure

cc:	(via email)
Dennis Tam, Executive Chairman and Co-Chief Executive Officer, Black Spade Acquisition III Co
Kester Ng, Co-Chief Executive Officer and Chief Financial Officer, Black Spade Acquisition III Co
Richard Taylor, Co-Chief Executive Officer and Chief Operating Officer, Black Spade Acquisition III Co
Stacey Wong, Partner, Latham & Watkins LLP
Mitchell S. Nussbaum, Partner, Loeb & Loeb LLP
David J. Levine, Partner, Loeb & Loeb LLP